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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
           -----------------------------------------------------------

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (AMENDMENT NO. 1)(1)

                            GIGA-TRONICS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    375175106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 8, 1999
--------------------------------------------------------------------------------
             (Date of event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

-----------------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages.
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-------------------
CUSIP No. 375175106                    13G
-------------------

--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        George H. Bruns, Jr.
        SS # ###-##-####
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        Not Applicable
                                                            (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.
--------------------------------------------------------------------------------
                      5.  SOLE VOTING POWER
                          254,553
                      ----------------------------------------------------------
    NUMBER OF         6.  SHARED VOTING POWER
      SHARES              170,000
   BENEFICIALLY
     OWNED BY         ----------------------------------------------------------
      EACH            7.  SOLE DISPOSITIVE POWER
    REPORTING             254,553
     PERSON
      WITH
                      ----------------------------------------------------------
                      8.  SHARED DISPOSITIVE POWER
                           170,000

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        424,553
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        9.7%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------


                               Page 2 of 5 pages.


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Item 1. Issuer.

        (a)    Name of Issuer:

               Giga-tronics Incorporated (the "Issuer")

        (b)    Address of Issuer's Principal Executive Offices:

               4650 Norris Canyon Road
               San Ramon, California  94583


Item 2. Security and Background.

        (a)    Name of Person Filing:

               George H. Bruns, Jr.

        (b)    Principal Business Address:

               4650 Norris Canyon Road
               San Ramon, California  94583


        (c)    Citizenship or Place of Organization:

               George H. Bruns, Jr. is a citizen of the United States.

        (d)    Title of Class of Securities:

               Common Stock

        (e)    CUSIP No.:

               375175106

Item 3. Filings under Rules 13d-1(b), or 13d-2(b) or (c).

               Not Applicable.

Item 4. Ownership.

        (a)    Amount Beneficially Owned:

               424,553

        (b)    Percent of Class:

               9.7%
        (c) Number of Shares as to which the person has voting and dispositive power:

               George H. Bruns, Jr. has (i) sole power to vote or direct the vote of 254,553 shares, (ii) shared power to vote or to direct the vote of 170,000 shares, (iii) sole power to dispose of or to direct the disposition of 254,553 shares and (iv) shared power to dispose or to direct the disposition of 170,000 shares of the Common Stock of the Issuer.


                               Page 3 of 5 pages.


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Item 5. Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

Item 8. Identification and Classification of Members of the Group.

               Not Applicable.

Item 9. Notice of Dissolution of Group.

               Not Applicable.

Item 10. Certification.

               Not Applicable.


                               Page 4 of 5 pages.


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                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                February 9, 2000
                                         -------------------------------
                                                       Date


                                         By:  /S/GEORGE H. BRUNS JR.
                                            ----------------------------
                                                George H. Bruns, Jr.


                               Page 5 of 5 pages.